

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 16, 2018

<u>Via E-mail</u>
Gerard Stascausky
Managing Director, Iron Bridge Management Group, LLC
Iron Bridge Mortgage Fund LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

> **Re: Iron Bridge Mortgage Fund LLC
> Offering Statement on Form 1-A
> Filed December 19, 2017
> File No. 024-10777**

Dear Stascausky:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Management Fees, page 77</u>

1. Please update the management fee disclosure to include your recently completed fiscal year. Refer to Item 11(a) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson K. Lee Wilson K. Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate and Commodities

cc: Gregory E. Struxness
        Ater Wynne LLP